

15047013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2015

Washington DC 404

SEC FILE NUMBER
8- 68674

✱ AB
3/4

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/14_____ AND ENDING _____12/31/14_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intrepid Investment Bankers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2200
_____
(No. and Street)

Los Angeles, CA 90025
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     Eduard Bagdasarian   (310) 478-9000
_____
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
_____
(Name – if individual, state last, first, middle name)

11444 W. Olympic Boulevard, 11th Floor   Los Angeles, CA 90064
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

02
3/4/15

OATH OR AFFIRMATION

I, _____Eduard Bagdasarian_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Intrepid Investment Bankers LLC_____ , as of _____December 31_____ , 20__14__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Chief Executive Officer_____
Title

_____   See attached acknowledgment
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California)

County of _Los Angeles_)

On _February 25, 2015_ before me, _Talin Kalbayan, Notary Public_ ,

Date   *Here Insert Name and Title of the Officer*

personally appeared _Eduard Bagdasarian_

Name(s) of Signer(s)

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TALIN KALFAYAN
Commission # 2095966
Notary Public - California
Los Angeles County
My Comm. Expires Feb 1, 2019

Signature _____

Signature of Notary Public

Place Notary Seal Above

——————————— **OPTIONAL** ———————————

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Audited Report_ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: _____

Signer Is Representing: _____

Signer's Name: _____
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: _____

Signer Is Representing: _____

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2014



INTREPID

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2014

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
DECEMBER 31, 2014

TABLE OF CONTENTS



HCVT
CERTIFIED PUBLIC ACCOUNTANTS

HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
Intrepid Investment Bankers LLC:

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC, a Delaware limited liability company (the Company), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 25, 2015

11444 W. Olympic Boulevard, 11th Floor, West Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436
400 W. Ventura Boulevard, Suite 250, Camarillo, CA 93010

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:		
Cash and cash equivalents	$	3,151,812
Accounts and other receivables,		
net of allowance for doubtful accounts of $10,000		100,000
Prepaid expenses		61,467
Total current assets		3,313,279
Property, at cost:		
Computer equipment		168,340
Furniture and office equipment		27,752
Software and website development		63,236
Total property, at cost		259,328
Less: accumulated depreciation and amortization		(170,077)
Property, net		89,251
Employee loans receivable		17,303
Deposits		49,857
Total other assets		67,160
Total assets	$	3,469,690

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	96,248
Accrued compensation		121,968
Current portion of deferred rent		83,636
Total current liabilities		301,852
Long-term liabilities:		
Deferred rent, net of current portion		200,914
Commitments and contingencies (See notes)		
Members' equity		2,966,924
Total liabilities and members' equity	$	3,469,690

See accompanying notes to financial statements.

2

NOTE 1. **ORGANIZATION**

Intrepid Investment Bankers LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Act. The Company is an investment bank with an emphasis in arranging mergers and acquisitions, raising private institutional capital and providing other financial advisory services. The Company is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) under the Securities Exchange Act of 1934.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The Operating Agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to members, loans and guarantees, and the rights and duties of the members.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are client obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. Management determined that an allowance for doubtful accounts of $10,000 was necessary at December 31, 2014.

Bonuses Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2014, as bonuses payable, which are included in accrued compensation in the accompanying statement of financial condition. Accrued bonuses are based on scales established by, and discretionary decisions made by the Company's Board of Directors. All bonuses payable are expected to be paid in 2015.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are three to five years.

Income Taxes and Other LLC Fees

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact the operations of the LLC. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the accrual of incentive compensation, the recognition of revenues earned and the collectability of accounts receivable at year-end. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

At December 31, 2014, three clients accounted for 45%, 32% and 23%, respectively, of total client receivables. No other client accounted for more than 10% of total client receivables.

NOTE 3. **LEASE COMMITMENT**

In October 2011, the Company entered into a new lease agreement effective February 1, 2012 through September 2017 with initial monthly rental payments of approximately $41,583, escalating annually.

Future annual non-cancelable rental commitments are as follows:

For the years ending December 31,	Cash Payments	Straight-Line Rent Expense	Deferred Rent
2015	$ 539,976	$ 456,340	$ 83,636
2016	556,172	456,340	99,832
2017	428,243	327,161	101,082
Total minimum lease payments	$ 1,524,391	$ 1,239,841	$ 284,550

NOTE 4. **401(k) / PROFIT SHARING PLAN**

A 401(k) plan (the Plan) is maintained for the benefit of employees of the Company. The Plan covers all employees who have met certain qualifications. Under the terms of the plan, employees are allowed to contribute up to the maximum allowed. The Company may make discretionary contributions to the plan based on a percentage of the eligible employees' salaries. A safe harbor contribution of $38,432 was made on January 28, 2015, for the plan year ended December 31, 2014 and has been included in accounts payable and accrued expenses in the accompanying statement of financial position (Note 6).

NOTE 5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2014, is as follows:

Net capital	$ 2,649,046
Required net capital	33,518
Excess net capital	$ 2,615,528
Ratio of aggregate indebtedness to net capital	0.19 to 1

NOTE 6.   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 25, 2015, the date on which the financial statement was available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statement, except as disclosed below.

401(k) Safe Harbor Contribution

A safe harbor contribution of $38,432 was made on January 28, 2015, for the plan year ended December 31, 2014 and has been included in accounts payable and accrued expenses in the accompanying statement of financial position (Note 4).